NORTHUMBERLAND RESOURCES, INC.

357 University Ave.

Charlottetown, PE Canada C1A 4M9

July 13, 2010

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention: John P. Lucas; H. Roger Schwall

Re:

Request for acceleration of the effective date of the Registration Statement on Form S-1/A (Amendment No. 3) of Northumberland Resources, Inc.

Filed: July 2, 2010

File No. 333-165373

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement, as amended, of Northumberland Resources, Inc. be declared effective at 4:00 pm on Friday, July 16, 2010 or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Northumberland Resources, Inc. acknowledges that

•

should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ B. Geoffrey Scales

_____________________

B. Geoffrey Scales

Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer